Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-265158

Fact Sheet (as of 01/31/23)

iPath® Series B Carbon ETN	GRN

Investment Objective

The iPath® Series B Carbon ETN (ticker: GRN) tracks the Barclays Global Carbon II TR USD Index, providing exposure to futures contracts on carbon emissions credits from two emissions-related mechanisms, primarily the EU Emission Trading System (EU ETS).1

About Carbon Credits and the EU Emissions Trading System

The EU ETS is a cornerstone of the EU’s policy to combat climate change and its key tool for reducing greenhouse gas emissions cost-effectively. It is the world’s first major carbon market and remains the largest. It limits emissions from more than 10,000 heavy energy-using installations (power stations and industrial plants) and airlines operating between all EU countries plus Iceland, Liechtenstein and Norway and covers around 40% of the EU’s greenhouse gas emissions.2

•	Under the EU ETS, a cap is placed ontotal carbon that may be emitted by the installations covered by the system. Companies that want to emit beyond the cap must purchase emissions allowances or face heavy fines.

•	A liquid futures market exists that can be used to purchase futures contracts on Emissions Allowances and hedge future price risk.

Why Invest in Carbon Credits?

•	Potential ESG Impact: Offers exposure to a market that promotes carbon emissions efficiency.

•	Price View: Take a view on carbon emission futures price.

•	Potential Portfolio Diversification:Offers investors the opportunity to participate in the potential returns of a unique asset class .

ETN and Index Historical Performance (as of 01/31/23)

400
300
200
100
0
Barclays Global Carbon II TR USD Index
ETN Closing Indicative Note Value Return
IHS Markit Global Carbon Index
Sep-19
Nov-19
Jan-20
Mar-20
May-20
Jul-20
Sep-20
Nov-20
Jan-21
Mar-21
May-21
Jul-21
Sep-21
Nov-21
Jan-22
Mar-22
May-22
Jul-22
Sep-22
Nov-22
Jan-23

Source: Barclays, Bloomberg
The chart above shows the historical performance of the ETN and the Index from the ETN Inception Date which was September 10, 2019 to the month-end closing price. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS. The IHS Markit Index is used for comparison purposes only.

Performance Statistics (as of 01/31/23)

	1 mo	3 mo	6 mo	1 YR
Barclays Global Carbon II TR USD Index	11.21%	13.04%	16.34%	3.60%
ETN Closing Indicative Note Value Return	11.14%	12.83%	15.89%	2.83%
IHS Markit Global Carbon Index	6.69%	10.86%	11.18%	-5.07%

Source: Barclays, Bloomberg
Past performance is not indicative of future results. The IHS Markit Index is used for comparison purposes only.

Summary

Primary Exchange	NYSE ARCA
ETN Ticker	GRN
Intraday Indicative Value Ticker[3]	GRN.IV
Bloomberg ETN Keystroke	GRN<EQUITY><GO>
Investor Fee Rate[4]	0.75%
Bloomber Index Ticker	BXIIGC2T
CUSIP	06747C322
ISIN	US06747C3227
Inception Date	10-Sep-19
Maturity	8-Sep-49

Market Indicators (as of 31-Jan-23)

Closing Indicative Note Value	$35.8966
Market Capitalization[5]	$50,973,172
ETNs Outstanding	1,420,000

Key features

Enhanced Market Exposure

Provides exposure to the future price of carbon and supports sustainable investing through alignment to potential ESG investing goals,

Potential Inflation Hedging

The EU ETS is intended to influence corporate behaviour and in turn reduce carbon emissions investors. As such may expect that policy makers will ensure carbon prices increase in the event of inflation.

Potential Tax Efficiency

iPath ETNs are prepaid executory contracts with respect to the relevant index. As such, investors should recognize gain or loss upon the sale, redemption or maturity of their iPath ETNs in an amount equal to the difference between the amount they receive at such time and their tax basis in the securities. iPath ETNs do not issue K-1s.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE

The prospectus for the ETNs can be accessed at
ipathetn.barclays/grn

Fact Sheet (as of 01/31/23)

iPath® Series B Carbon ETN	GRN

1. The allocations of the Index to the Index Components are adjusted on an annual basis. While the weights may fluctuate over time, since the inception of the Index, the weight assigned to futures contracts associated with the EU ETS has been greater than 99.9%, and the weight assigned to futures contracts associated with the Clean Development Mechanism of Kyoto, the other emissions scheme included in the Index, has been less than 0.1% .

2.Source: https://ec.europa.eu/clima/policies/ets_en

3.Intraday Indicative Value. The "intraday indicative value" meant to appoximate the value of the ETNs during the current trading day by reference to the underlying index is calculated and published during the course of each trading day. The intraday indicative value is intended to provide investors with an approximation of the effect that intraday changes in the level of the underlying index would have on the closing indicative value of the ETNs. The intraday indicative value only reflects the accrued investor fee and other applicable costs at the close of business on the preceding day, but does not include any adjustment for the investor fee or applicable costs accruing during the course of the current day. For more information on how the intraday indicative value is calculated, please see the section "Valuation of the ETNs" in the prospectus relating to the ETNs. The intraday indicative value is provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption or termination of the ETNs, nor does it reflect hedging or transaction costs, credit considerations, market liquidity, or bid-offer spreads. Published index levels from the sponsors of the indices underlying the ETNs may occasionally be subject to delay or postponement. Any such delays or postponements will affect the level of the index and therefore the intraday indicative value of the ETNs. Index levels provided by the sponsors of the indices underlying the ETNs do not necessarily reflect the depth and liquidity of the underlying markets for the index components. For this reason and others, the actual trading price of the ETNs may be different from their intraday indicative value.

4.The investor fee rate per ETN is 0.75% per year. The investor fee on the inception date was zero. On each subsequent calendar day until maturity or early redemption, the investor fee will be equal to (1) The Investor Fee Rate times (2) the closing indicative note value on the immediately preceding calendar day times (3) the daily index factor on that day (or, if such day is not an index business day, one) divided by (4) 365. The daily index factor on any index business day will equal (1) the closing level of the Index on such index business day divided by (2) the closing level of the Index on the immediately preceding business day.

5. Market Capitalization = Closing Indicative Note Value x ETNs Outstanding.

Selected risk considerations

An investment in the iPath® ETNs described herein (the “ETNs”) involves risks, including possible loss of principal, and may not be suitable for all investors. Selected risks are summarized here and select product specific risk factors are summarized under “Select Risk Considerations” on the relevant product pages, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable product prospectus.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index level has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Issuer Redemption: If specified in the applicable prospectus, Barclays Bank PLC will have the right to redeem or call a series of ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

Market and Volatility Risk: The prices of physical commodities, including the commodities underlying the index components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions. Additionally, the market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets or the U.S. Treasury market, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on a U.S. national securities exchange, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 5,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the product prospectus.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs. Sales in the secondary market may result in significant losses.

Concentration Risk: Because the ETNs are linked to an index composed of futures contracts on a single commodity or in only one commodity sector, the ETNs are less diversified than other funds. The ETNs can therefore experience greater volatility than other funds or investments.

Carbon Market Risk: Trading in futures contracts on carbon emissions credits, including trading in the index components, is speculative and can be extremely volatile. The futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. Market prices of the index components may fluctuate rapidly based on numerous factors including but not limited to changes in supply and demand, domestic and foreign political or government actions and technological developments. These factors could adversely affect the value of the underlying index and, therefore, the value of your ETNs. Cap & trade mechanisms have arisen primarily due to relative international consensus on the correlation between the rise in greenhouse gas emissions and the onset of global warming. Accordingly, changes in regulation and enforcement of cap & trade mechanisms as a result of changes in international consensuscan adversely affect market behavior and the value of the ETNs.

Barclays Bank PLC has filed a registration statement (including a base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus for this offering in that registration statement and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec .gov. Alternatively, you may obtain a copy of the base prospectus from Barclays Bank PLC by calling toll-free 1-888- 227-2275(extension 7-7990).

iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. “Barclays Global Carbon II TR USD Index" is a trademark of Barclays Bank PLC. All other trademarks,servicemarks or registeredtrademarks are the property,and used with the permission, of their respective owners.

© 2023 Barclays Bank PLC. All rights reserved.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE

The prospectus for the ETNs can be accessed at
ipathetn.barclays/grn